



Kim Riether Coupounas

mission-driven executive, strategist, entrepreneur

Greater Denver Area

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 **B Lab**

 **Harvard Business School**

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 500+ connections

Kim is a passionate leader who inspires teams to challenge the status quo and achieve great things together. Her career has been centered on leading companies and organizations that strive to achieve what most people believe impossible. She goes "all in" to efforts that directly seek to make the world...

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Activity

4,277 followers

It looked awesome! Congratulations Callie and team!

Kim commented

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Experience

B Lab
4 yrs

 **Global Ambassador**
2018 – Present · less than a year

Advancing B Lab's mission around the world by activating influential companies and CEOs to forward business as a force for good, building game-changing strategic partnerships, identifying influential Certified B Corporations, and igniting community growth.

 **Director**
2014 – 2018 · 4 yrs
Colorado

Led a collaborative effort to grow and engage the community of B Corps and other responsible businesses in Colorado and to foster a vibrant ecosystem of responsible business practice with the goal of making Colorado a shining example of an innovation- and impact-based economy. Engaged companies to measure and improve impacts on workers, communities, an... See more



Senior Advisor + Delegate

Decade Of Women (www.decadeofwomen.org)

2018 – Present · less than a year
London, New York, Global

Launched in 2018 by over 30 global partners at the United Nations and Thomson Reuters, the Decade Of Women is a solutions path uniting the digital impact frontier, courageous leadership and bold action to deliver against U.N. Sustainable Development Goal (SDG) #5 and exponentiate women's financial independence and power to reshape humanity's future.



Investor, Board of Directors

My Trail Company

2015 – Present · 3 yrs
Colorado

Inspired by the trails that beckon us to come play outdoors, My Trail designs and brings to market high performance, lightweight outdoor products that are responsibly made and delivered affordably direct to consumers. My Trail is raising seed capital through a national equity raise through Wefunder.com and a Colorado Direct Public Offering. It is incor... See more



Co-Founder, Chief Executive Officer, Chief Sustainability Officer

GoLite, LLC

1998 – 2014 · 16 yrs
Boulder, CO

Co-founded company in 1998. GoLite was a global manufacturer of innovative and responsibly-made apparel and equipment designed for the outdoors. During its 16 year run, GoLite was a market disruptor and innovator that fundamentally shifted the outdoor industry in terms of channel distribution, technical performance, and sustainable business pra... See more



Chief Operating Officer

Up with People

1998 – 2000 · 2 yrs
Broomfield, CO / Tokyo, Japan / Brussels, Belgium

Up with People is an international not-for-profit, non-religious, non-political youth leadership and international exchange program founded in 1965. Led operations for this $30 million+ business, including five, 140-member traveling groups ("casts") and staff of over 300 in 10 offices worldwide. Directed financial and strategic planning, human resources, ope... See more

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Education



Harvard Business School

MBA, Business Administration

1992 – 1995



Harvard Kennedy School

MPA, Public Administration

1992 – 1995



University of Oxford

Pembroke College: Rotary Foundation Graduate Fellow, Philosophical Theology

1989 – 1990

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Volunteer Experience



Colorado Board of Advisors

New Resource Bank

2016 – Present   • 2 yrs

New Resource Bank seeks to advance sustainability with everything they do: the loans they make, the way they operate and their commitment to using deposits for good. Through deep expertise and a powerful network of values-driven companies and organizations, they work to transform banking and create a better world. New Resource Bank is a Certified B Corporation and a member of the Global Alliance for Banking on Values.



Network Advisor / Mentor

Blackstone Entrepreneurs Network Colorado

2014 – Present   • 4 yrs

http://www.blackstoneentrepreneursnetwork.org



Alumni Board of Directors

Harvard Business School

2013 – 2016   • 3 yrs
Education

Served on volunteer board focused on advancing the interests of Harvard Business School and its alumni worldwide.

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